United States securities and exchange commission logo





                              June 29, 2022

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 14, 2022
                                                            File No. 333-263755

       Dear Mr. Chiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 filed June 14,
2022

       Exhibits

   1. Please have Ogier and Lee and Li revise their opinions filed as exhibits 5.1 and 5.4, respectively, to
consent to the reference to their firms under the heading "Taxation."
   2. We note your reference on page 135 to matters of U.S. tax law discussed in the Taxation section are the opinion
of Loeb & Loeb LLP. Please file as an exhibit the opinion of Loeb
                                                        & Loeb LLP.
   3. We note the reference in the first paragraph of Exhibit 5.3 to the exclusion of "the Hong
                                                        Kong Special
Administrative Region, Macao Special Administrative Region and Taiwan
                                                        region." Please tell us
why this exclusion is necessary and appropriate.
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
June 29, 2022
Page 2


4. In Exhibit 5.3, please have counsel revise paragraph (5) of the "Opinions" section that the disclosures "constitute true and accurate descriptions" to state that the disclosures represent counsel's opinion.
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJing-Bin Chiang
                                                            Division of
Corporation Finance
Comapany NameJ-Star Holding Co., Ltd.
                                                            Office of
Manufacturing
June 29, 2022 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName